Drewrys Brewing Company

5402 Brittany Drive

McHenry, Illinois 60050

(815) 575-4815

April 17, 2014

United States Securities

and Exchange Commission

Washington, D.C. 20549

Re:	Drewrys Brewing Company
Post-Effective Amendment to Form S-1 Registration Statement
Filed October 17, 2013 (File No. 333-173309)

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Drewrys Brewing Company (the “Company”) hereby requests the withdrawal of its Post-Effective Amendment to the Form S-1 Registration Statement filed on October 17, 2013 (the “Post-Effective Amendment”). The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Sincerely,

/s/ Francis P. Manzo III

Francis P. Manzo III

President and Chief Executive Officer